PARTIAL ASSIGNMENT AND BUSINESS COLLABORATION CONTRACT OF MINING
RIGHTS FOR THE DEVELOPMENT OF A MINING PROJECT

Parties Involved: For the purposes of the present contract the parties will be referred to individually as follows:

CURRENT MINING TITLE HOLDER

PROPONENT - CONTRACTOR:	Mr. MILTON HAWERD CUBIDES BOTIA

The Company – CONTRACTOR:	COLOMBIA CLEAN POWER SAS - CCP

MINING TITLES:	CONTRIBUTION CONTRACT 010-91, MINING CONCESSION CONTRACT FI6-142, PROPOSAL OF CONCESSION CONTRACT HD5-081, MINING CONCESSION CONTRACT 748T.
MINE:	Covering the areas: CONTRIBUTION CONTRACT 010-91, MINING CONCESSION CONTRACT FI6-142, PROPOSAL OF CONCESSION CONTRACT HD5-081, MINING CONCESSION CONTRACT 748T, subject of exploration and mining exploitation.
LOCATION:	Municipality of Socotá-Boyacá-Colombia.

CARLOS JULIO SOTO VASQUEZ, adult, residing in en Bogotá D.C., identified with the cédula number 70.045.125 issued in Medellín, and JAMES ALBERT FLORES, identified with the United States of America Passport number 209834913, on their part, who act in their capacity of legal representatives of COLOMBIA CLEAN POWER SAS, a partnership legally constituted in Colombia according to the private document of May 27, 2010, registered in the Chamber of Commerce of Bogotá under the commercial registration number 01998177, Nit. 900.362.160-8 (Annex 1), for purposes of the present contract it will be referred to indistinctly, but uniquely CCP, CONTRACTOR, and the COMPANY, and MILTON HAWERD CUBIDES BOTIA, who for the purposes of the current contract will be referred to as Mr. MILTON HAWERD CUBIDES BOTIA, PROPONENT, CONTRACTOR, identified with the cédula number 19.417.029, acting in a personal capacity, and together with the parties referred to as CONTRACTORS, agreed to sign the current contract of Partial Assignment of mining rights and business collaboration for the development of a mining project in regard to the following contracts, of which Mr. MILTON HAWERD CUBIDES BOTIA is the holder or the mining concession is currently being processed:

-	Contribution Contract for the exploration and exploitation of coal 010-91 and its respective extension, signed with MINERCOL.

-	Mining Concession Contract for the exploration and exploitation of coal and other concessibles FI6-142, signed with INGEOMINAS.

-	Proposal of Concession Contract HD5-081, in process with INGEOMINAS.

This contract includes, furthermore, other adjacent titles that the Contractor may include under the terms and conditions set forth herein.

The present contract shall be governed by the clauses reviewed in this document, the rules of the Commercial Code, the Colombian mining and environmental regulation and, in matters not provided within, for the applicable rules of the Colombian Civil Code.

I.   CONSIDERATIONS

FIRST. Mining Titles. MILTON HAWERD CUBIDES BOTIA is the unique title holder of the following contracts for the exploration and exploitation of minerals:

1. Contribution Contract 010-91 signed with MINERCOL on March 4, 1990, and registered in the National Mining Record on June 13, 1991, for the exploitation of coal. The contract was modified via an addendum dated September 16, 2002, contemplating an extension of ten (10) years until September 15, 2012, registered in the National Mining Record from May 24, 2007.

The total area of the contract is 24.5 hectares, located in the jurisdiction of the municipality of Socotá, in the department of de Boyacá, Republic of Colombia, determined by the coordinates established in the mentioned contract (Annex 2), and which is in a stage of exploitation.

2. Mining Concession Contract No. FI6-142 for the exploitation of coal and further concessibles, signed with INGEOMINAS on February 7, 2008, registered in the National Mining Record on March 11, 2008, which covers an area of 48.3 hectares located in the jurisdiction of the municipality of Socotá, in the department of Boyacá, Republic of Colombia, determined by the coordinates established in the second clause of the contract (Annex 3), which is in the construction and assembly stage.

3. Proposal of Mining Concession Contract HD5-081 valid for the exploitation of coal and further concessibles, presented before INGEOMINAS on April 5, 2006, with an area susceptible for contract of 6.6 hectares, located in the municipality of Socotá, in the department Boyacá.

SECOND. Letter of Intention. That the Parties of this contract have identified certain business opportunities to be carried out in relation to the contract of mining concessions aforementioned and, as a consequence, signed a letter of intention on May 27, 2011, of which the following excerpts are transcribed (Annex 4):

1.	LEGAL STRUCTURE: From the effective date of the current letter of intention, a process of “Due Diligence” of legal and technical CONCESSIONS begins. Once such process is finished and the technical preliminary studies of the CONCESSIONS have been satisfactorily completed and the results are evaluated and are favorable, a proper legal figure will be defined so that the ASSIGNOR participates in 70% and the ASSIGNEE in 30% of the exploration and exploitation project of the CONCESSIONS.

2.	ASSIGNOR COMMITMENTS. From the effective date of the current Letter of Intention THE ASSIGNOR is committed to perform, at its own risk, over a period of six months an exploration of the area of THE CONCESSIONS, which basically includes:

a.) Drilling with a drill of two exploratory shafts, which should go through the stratigraphic sequence of the Upper Guadas Formation which lengths are estimated at 400m each.

c.) Topographical survey of the underground mining work existing in the Rukú Mine.

d.) Calculation of the reserves in accordance with the JORC Code from the information obtained from the drilling and the knowledge and evaluation of the mining work currently developed by THE ASSIGNEE.

e.) Definition of the Geological Model of the coal deposit of Rukú.

3.	STARTUP OF THE PROJECT: Once the Exploration stage is completed and the most adequate method of exploitation for the CONCESSIONS is established, the investment to be made will be estimated and the signing of the respective contract will proceed. From the signing of the contract between THE ASSIGNOR and the ASSIGNEE, THE ASSIGNEE will then take control of and assume the investment necessary for the exploitation of THE CONCESSIONS.

4.	PURCHASE PRICE: Once the exploration is completed and the result of the technical and legal due diligence performed by THE ASSIGNOR is favorable, the structure for the development of the mining project will be formalized in the most convenient way for the parties.

4.1. THE ASSIGNEE will participate in 70% of the future of the exploration and exploitation Project, its economical value will be estimated taking into account the calculated reserves based on the information obtained in the exploration program, for this purpose the following values are agreed:

•	The measured reserved of coal to be calculated in THE CONCESSIONS, will have a value of 1.10 dollars per metric ton.

•	The indicated reserves of coal that will be recalculated in THE CONCESSIONS will have a value of 55 cents of a dollar per metric ton.

4.2 THE ASSIGNOR will have participation equivalent to 30% of the Project, the economical estimation of which will be equal to what was stipulated in point one (1).

5.	INVESTMENTS.

5.1. THE ASSIGNEE, will provide all the economic resources needed for the development of the Mining Project, and withhold 50% of the profits of the ASSIGNOR in each case, until reaching 30% of the investment made.

5.2. In the event of deciding to anticipate the acquisition of the concession contract 748T, THE ASSIGNEE commits to provide the resources needed and subsequently withhold 30% of the same as is described in the above point.

THIRD. The parties understand that under the Colombian mining regulations, the Contribution and Concession contracts grant exploration and exploitation rights on the conceded areas, as long as it complies with the requirements established by the applicable laws, especially the environmental regulations and those that govern mining activity. Likewise the parties understand that the concession proposal which is the subject of the present contract is a mere expectation of rights and therefore the proponent can only enforce these rights once the mining concession contract has been signed, in accordance with the law.

FOURTH. That CCP has manifested its interest in acquiring 70% of the obligations and rights derived from the Contract in virtue of Contribution No. 010-91, 70% of the future rights that derive from the mining concession contract for the exploration and exploitation of coal deposits No. FI6-142, 70% of the future rights derived from the contract that will be issued regarding the proposal of concession contract No. HD5-081 and 70% of all investments required for the exploration and exploitation of such mentioned mining titles, in addition to the rights that Mr. MILTON HAWERD CUBIDES BOTIA may acquire in the area corresponding to the mining concession contract 748T, in the terms and conditions established in the clauses of the present contract.

FIFTH. That via this contract CCP and Mr. MILTON HAWERD CUBIDES BOTIA have agreed to execute the activities which are the subject of the present document and utilize its best efforts to: (1) Develop activities of exploration tending to establish the reserves of the deposit located in the area of the contracts 010-91, FI6-142, HD5-081 and 748T, and subsequently develop and exploit the coal mineral and other concessibles in accordance with the terms reviewed in this contract; (2) Assure strict compliance with the corresponding regulations during the development of the exploration activities; (3) Carry out all the processes needed to maintain the permissions and environmental and mining licenses required for the strict exercise of the granted rights for the mining concessions;

II.   DECLARATIONS

FIRST. COLOMBIA CLEAN POWER SAS declares that:

(a) It is a legally constituted association, organized and existing validly under the laws of its jurisdiction.

(b) It has all the power and authorizations to carry out its business activities and to sign this contract.

(c) The compliance of this Partial Assignment and Business Collaboration Contract does not generate any non-compliance of other obligations, nor accelerate the compliance of other contracts which it is already a part of and which may generate harm to Mr. MILTON HAWERD CUBIDES BOTIA.

(d) The signing and compliance of this contract do not violate or result in any non-compliance of the laws of any applicable jurisdiction, or pertain to the same of its document of constitution.

(e) This Contract constitutes a legal, valid and binding obligation for the executing Party against itself, in accordance with its terms.

(f) It has knowledge of the existence of a Popular Action in progress against the mining exploitation being developed in the contract area 010-91, where the Local Court of Socha issued a preventative measure of suspension of the mining exploration and exploitation, which until the date of the signing of the contract is still in force, implying a pending procedure of pact of compliance on August 25, 2011, regarding the above mentioned legal action.

(g) By acquiring 70% of the rights derived from the mining contracts stated in the First Clause of the present document, CCP will reimburse Mr. MILTON HAWERD CUBIDES BOTIA the expenses paid by him in advance in order to comply with the concession contract or with the law, pro rata to the part corresponding from the date when CCP exercise its purchase option.

SECOND. Mr. MILTON HAWERD CUBIDES BOTIA, on his part, declares that:

1.	He has no legal impediment for the signing of the present contract.

2.	The compliance of this Partial Assignment and Business Collaboration Contract does not generate any non-compliance of any other obligations, nor accelerate the compliance of any other contracts which he is already part of and which may generate harm to CCP.

3.	Up to the point of the signing of the present contract he has carried out before the Mining Authority all the payments generated to date by concept of surface levy, royalties, he has also constituted the environmental mining policies of the mining contracts 010-091 and FI6-142, as well as any other payments needed to maintain the validity of such contracts and comply with their obligations.

4.	He is free and clear before the Mining and Environmental Authorities regarding the obligations cited in precedence (Annex 5).

5.	He presented before the Mining Authority the Work and Labor Plan of the contract FI6-142, on April 18, 2011, which is currently pending approval by the Mining Authority. Likewise and in relation to the requirement made by INGEOMINAS in communication No. 0798 of July 28, 2011, he agrees to give compliance before the day September 30, 2011.

6.	He has obtained and conserved the mining titles 010-91 and FI6-142 in a valid legal fashion in accordance with the applicable legislation.

7.	He will be responsible for the compliance of all the obligations which arise on his behalf in respect of the mining contracts and those derived from the legal and administrative processes originated by actions which occurred prior to the signing of the contract and any complaint made by a third party either private or public regarding actions which occurred prior to the signing of the present contract.

8.	Mr. MILTON HAWERD CUBIDES BOTIA continues to be responsible before the mining and environmental authorities for all the legal, technical and economical obligations of such mentioned contracts in order to maintain their legal validity and enforceability. From October 1, 2011, until the moment when CCP appears registered in the National Mining Record as a co-title holder of the mining contracts which are the object of this agreement, the economical responsibility derived from these obligations will be pro rata at the percentage of participation that each of the Parties has within the same.

9.	Up to this date the respective procedures to defend the rights of the mining Contribution contract 010-091 are in progress, regarding the Popular Action issued by the Municipal Legal Representation of Socotá before the Legal Court of Socha with the purpose of such mentioned legal action being unsuccessful or is resolved favoring Mr. MILTON HAWERD CUBIDES BOTIA, unless CCP terminates the present agreement and proceeds to request reimbursement of the sums paid.

10.	Mr. MILTON HAWERD CUBIDES BOTIA has signed the following contracts for the development of mining activities within the area of the Contribution contract 010-91:

-	Contract of Operation dated 2007, signed with Mr. Rudecindo Panqueba for the development, preparation and exploitation, of the Coal seam SIX (6) named Bocamina Cóndor; in a plot of land named Buenos Aires, located in the village of Cómeza Resguardo, in the jurisdiction of the municipality of Socotá. (Annex 6)

-	Contract of Association signed with Mr. Diamile Benitez Velandia and Mr. Enos Yesid Benitez Velandia, which expires on September 1, 2012, for the development of a carboniferous Project in preparation and exploitation stages, of the Coal seam No. Five (5) named Bocamina Buenos Aires, located in the village of Cómeza Resguardo, with an approximate area of 2.55 hectares. (Annex 6 A)

-	Contract of Association signed with Mr. Néstor Alvarez for the development of a carboniferous Project in the preparation and exploitation stages, of the Coal seam No. Six (6) named Bocamina Acacias, located in the village of Cómeza Resguardo in the municipality of Socotá, with an approximate area of One (1) hectare.

11.	From the date of the signing of the current document Mr. MILTON HAWERD CUBIDES BOTIA commits to forward at his expense all the procedures required to terminate the contract of Association and Operation existing within the title 010-91, before September 30, 2011, and to warrantee the completion of the mining works carried out until this date by Mr. Rudecindo Panqueba, Mr. Diamile Benitez Velandia, Mr. Enos Yesid Benitez Velandia and Mr. Néstor Alvarez, unless CCP terminates the present agreement and proceeds to request reimbursement of the sums paid.

12.	In the event of forwarding any negotiation which relate to the dispositions of the rights regarding the mining titles 010-91 and FI6-142 and all those which will eventually be acquired by virtue of the proposal of the mining concession contract HD5-081, and the area of the contract 748T, to any total or partial title with third parties, or advance the process of assignment which is the subject of this contract, this document will provide right of execution of damages and losses generated to CCP.

13.	Mr. MILTON HAWERD CUBIDES BOTIA will execute all the procedures and legal actions necessary for the best defense of the rights derived from the concession contracts before administrative and legal processes initiated against the mining exploitations and will assume full responsibility for the compliance of the requirements of the mining and environmental authorities, and for rulings handed down by the judicial authorities for actions which occurred prior to partial assignment of rights and obligations of the mining titles 010-91, FI6-142 and HD5-081.

14.	Mr. MILTON HAWERD CUBIDES BOTIA will advance the recuperation and mediation of all environmental passives which exist up to the date of partial assigned of titles favoring CCP;

III.   AGREEMENT

FIRST CLAUSE. Object.- With the signing of the present contract Mr. MILTON HAWERD CUBIDES BOTIA acting as the unique registered title holder of the Contribution Contract 010-91, of the concession contract FI6-142, and in his capacity of proponent in the proposal of the mining concession contract HD5-081, is obliged to assign favor to CCP for 70% of the rights and obligations derived from the Contribution Contract 010-91, and 70% of the rights and obligations derived from the mining concession contract FI6-142. In the event that the area of the proposal HD5-081 will be given to the title holder via a mining concession contract, he agrees to assign to CCP within the ten (10) working days following its registration in the National Mining Record, 70% of the rights and obligations derived from such mentioned contract to CCP; consequently Mr. MILTON HAWERD CUBIDES BOTIA will conserve 30% of the rights and obligations derived from the above mentioned contract. For the above, Mr. MILTON HAWERD CUBIDES BOTIA is obliged to implement the assignment herein agreed in accordance with the procedure established in Article 22 of Law 685 of 2001 (Mining Code in force), once the conditions stipulated in this agreement are verified.

SECOND CLAUSE: Mr. MILTON HAWERD CUBIDES BOTIA agrees to advance all the procedures needed to acquire the rights and obligations of the mining concession contract 748T and from the signing of the present agreement is obliged to assign, exclusively, in favor of CCP 70% of the rights and obligations derived from such mentioned contract.

The assignment favoring CCP should be processed within three (3) days following the date of execution of the Resolution issued by INGEOMINAS which approves the assignment or rights and obligations of title 748T in favor of Mr. MILTON HAWERD CUBIDES BOTIA.

THIRD CLAUSE. Business Collaboration Contract. With the signing of the present agreement the parties are obliged to undertake the development of a technical and economical mining project together in the areas of the mining titles 010-91, FI6-142, HD5-081, in the case that the later is granted, and 748T in the event that the conditions established in the preceding Second Clause are in compliance.

FORTH CLAUSE. The Parties, also referred to in the document as the Contractors, will develop the mining Project with the participation of a Mining Operator, which will have as a fundamental responsibility the safe and effective execution of all the labor of the current mining expansion and if needed, with prior approval of the Contractors, the commercialization of the same.

4.1 The Mining Operator will be selected by common agreement between the Contractors and should be a mining company with a recognized reputation, distinguished for reaching and maintaining an outstanding performance in mining safety.

4.2 The Mining Operator should submit for the approval of the Contractors, a detailed annual mining plan which will contain, among others, the reviewed mining sequence, the required Program of Investment, the capital demands of work and the chronogram of monthly costs of the operation. Such programs will be approved by the Contractors and revised monthly with the Operator, with the purpose of making changes and recommendations which they consider pertinent.

4.3 As the coal is being removed from the mine (understood as the areas corresponding to the Contribution and Concession Contracts, concession proposals which are the subject of the present contract) it will be stored in loading hoppers, in the loading areas or delivered to the buyers, whichever is the case. The total production will be determined by the physical measurement of the inventory and the weighing on scales of the dispatches, and it will then be distributed as is indicated within the Eleventh Clause of the current agreement.

4.4 CCP will contribute the sum of One Hundred Million Colombian Pesos ($100.000.000) on October 1, 2011, as working capital.

PARAGRAPH: If one of the parties equals the commercial conditions achieved by the other in terms of production, they will have first option to purchase the production of the same under the equivalent terms.

FIFTH CLAUSE. Investments. Because of the present agreement CCP is obliged to contribute 70% of the total of the capital investment required for the development of the mining project mentioned in the previous clause and Mr. MILTON HAWERD CUBIDES BOTIA is obligated to contribute the remaining 30%, including the payments, expenditures and further taxes related to mining procedures, environmental and those which are required before the corresponding authorities. However, The Parties agree that CCP will pay 100% of the capital investments necessary for the development of the mining project, and until CCP has recuperated the nominal value of the investment which corresponds to Mr. MILTON HAWERD CUBIDES BOTIA, authorizes CCP to retain up to 50% of his participation in the monthly production value at market prices.

PARAGRAPH ONE. All Investments in the Mining Project named Rukú Mine which are to be made as a consequence of the current contract are to be widely analyzed and agreed in writing between the Parties, with the purpose that the influence on the production cost per exploited ton will be favorable and economically viable for the same.

In all cases the parties will have a prior agreement with the Mining Operator regarding the value of the cost per exploited ton placed in storage or hopper, in Colombian pesos.

PARAGRAPH TWO. The Parties agree that Mr. MILTON HAWERD CUBIDES BOTIA will initiate the payments of the investments to be made by CCP, which correspond to 30% of its participation in the Mining Project, from the sixth month from the initiation of the investment.

PARAGRAPH THREE. If due to force majeure the Rukú Mining project needs to be abandoned completely, CCP as well as Mr. MILTON HAWERD CUBIDES BOTIA, will remain exempt from the payment of any values indebted to one another until the date of the pronouncement of the event and they will proceed to terminate and mutually exempt each other from all the obligations derived from the same.

PARAGRAPH FOUR: The Mining Operator will determine which payments constitute Capital Investments and which are Operation Costs, for which recourse to the legal criteria established in the Colombian accounting standards.

PARAGRAPH FIVE: The Contractors are obligated to deliver to the Mining Operator within the first five (5) days of each month the value of the approved expenses for the realization of the work and labor which will advance during the immediately following month. In case of failure to do so, from now the Contractors will authorize the Mining Operator to sell, at market prices, part of the production which corresponds to the non-complying Party during the month in progress until reaching the amount of money required to fulfill their obligations for the following month.

SIXTH CLAUSE: Since the extension of the Contribution Contract 010-91 must be requested six (6) months prior to expiration, i.e. not before March 15, 2012, and there is a possibility that the mining authority will reject such an extension, Mr. MILTON HAWERD CUBIDES BOTIA agrees to support all of the investments that CCP will make for the title with an equivalent value in proven reserves in the titles and adjacent contracts referred to in the present contract, priced at US$ 1.10/t. Meaning that, in the event that this extension is denied, CCP will value all the capital investments which they have in the title 010-91 and which are most likely to not be recovered, including the reserves which are impossible to recover, and in exchange for those they will have the right to receive a quantity of proven reserves equal to the result of dividing by US$ 1.10/t in US$ in unrecoverable investment from Mr. MILTON HAWERD CUBIDES BOTIA. In this event the percentage of participation of CCP in the remaining titles will be modified to compensate the reserves of title 010-91 since those will not be recovered.

SEVENTH CLAUSE. Determination of Reserves.- The Parties have agreed that the determination of reserves of the mining titles mentioned above will be carried out via the utilization of the JORC methodology. CCP has designated Mr. BRIAN THOMPSON as a “Competent Person”, who is an internationally recognized Geologist entitled to issue the Reserve Certificate. In the case that such persons services will not be available, CCP will assign another “Competent Person” who has the same qualifications.

7.1 The fees charged by Mr. THOMPSON will be fully paid by CCP, however, Mr. MILTON HAWERD CUBIDES BOTIA may nominate at his own cost a different “Competent Person” if he considers it necessary.

7.2 Once the program of exploration and the topographic and geological survey in the areas currently under exploitation are finalized, the “Competent Person” will prepare and deliver to the Parties its final report indicating the proven and probable reserves for each of the mining titles, which are the subject of the current agreement. Utilizing the geological information referred to herein, Mr. MILTON HAWERD CUBIDES BOTIA, in his capacity of Geologist with professional license No. 418 of the CPG, will simultaneously prepare a similar report of the probable and proven reserves.

7.3 If the difference in absolute value between the report of the “Competent Person” designated by CCP and the calculation prepared by Mr. MILTON HAWERD CUBIDES BOTIA does not exceed 5% of the value reported by the “Competent Person”, the value to be used will be the value of the “Competent Person”; otherwise the final value will be the arithmetic average of the values reported by each one of them. However, in this case, either of the Parties may request the involvement of an Independent Inspector that utilizes the same JORC methodology to prepare a new report of probable and proven reserves. This Independent Inspector will be chosen by mutual agreement and their fees will be paid by the party who requested the involvement.

7.4 If the difference in absolute value between the report of the Independent Inspector and of the Competent Person is equal to or less than 5% of the value reported by the Competent Person, the final value will be of the Competent Person; otherwise it will be the arithmetic average of the values reported by each of them.

EIGHTH CLAUSE. Value of the partial acquisition of titles on behalf of CCP. - The final value of the identified reserves that will be determined via the program of exploration carried out by CCP applying the JORC methodology, will be the result of multiplying the coal reserves, free of any limitation and therefore subject to exploitation, by the unitary prices agreed, meaning, by US$ 1.10/t for proven coal reserves and US$ 0.55/t for probable coal reserves.

8.1 CCP will pay Mr. MILTON HAWERD CUBIDES BOTIA 70% of the charges determined in accordance with the previous clause, following the payment program indicated in the following. These are estimated as a percentage of the value of the reserves assigned to CCP in each one of the titles, namely

Title	Year 0 (*)	Year 1	Year 2	Year 3
010-91	(x)% **	(1-x)%
FI6-142	0%	35%	35%	30%
HD5-081	0%	35%	35%	30%
748T	50%	50%

*	Year 0 will be the moment when a definitive agreement is reached in relation to the proven and probable reserves existing in the four mining titles indicated above.

**	x% of the value of the title 010-91 will be a quantity that by adding it to 50% of the value of the reserves identified in the title 748T will result in one (1) million United States Dollars.

8.2 All the payments in United States of American Dollars that Mr. MILTON HAWERD CUBIDES BOTIA receives will be made in Colombian Pesos according to the representative market exchange rate in force at the date of realization of the respective payment.

8.3 With the purpose of illustrating the payments of CCP, the calculations made, based on the estimated numbers regarding Resources and Reserves presented by Mr. MILTON HAWERD CUBIDES BOTIA, are attached for the consideration of a CCP:

		Contribution Contract 010-91	Concession Contrat FIG-142	Request HD5-081	Contract 748-T	Total
Estimated Reserves		65.0%	Recovery Rate
Proven		1,111	354	317	851	2,633
Probable		275	4,167	428	259	5,129
Totals		1,386	4,521	746	1,110	7,762

Reserves Transfered to CCP		70.0%
Proven		778	248	222	596	1,843
Probable		193	2,917	300	181	3,590
Totals		970	3,164	522	777	5,434

Purchase Price	$/t
Proven	$1.10	$855	$273	$244	$655	$2,028
Probable	$0.55	$106	$1,604	$165	$100	$1,975
Totals		$961	$1,877	$409	$755	$4,002

Payments, US$ (000)
Year 0	$622	$0	$0	$378	$1,000
Year 1	$339	$657	$143	$378	$1,650
Year 2	$0	$657	$143	$0	$933
Year 3	$0	$563	$123	$0	$819
	$961	$1,877	$409	$755	$4,002

*In Thousands of Tons.

** In Thousands of USD

NINTH CLAUSE. Commitments on the part of CCP. From the date of the current agreement, CCP will advance the following activities at its own risk:

9.1 Drilling of three (3) exploratory shafts located as shown in Annex 6, which will determine the reserves of the titles mentioned in the First Clause of this agreement. The estimated longitude of the same varies between 150m and 700m, for a total drilling of 1,200m.

9.2 The topographic survey of the underground mining work existing in the Rukú Mine.

9.3 The topographic survey of the terrain adjacent to the current excavations which are likely to be required to advance the mining Project described herein.

9.4 The calculation of the identified coal reserves in accordance with the JORC Code based on the information obtained during drilling and the knowledge and evaluation of the mining work that Mr. MILTON HAWERD CUBIDES BOTIA is currently developing.

9.5 Definition of the Geological Model and the deposit of Rukú Coal.

TENTH CLAUSE. CCP as well as Mr. MILTON HAWERD CUBIDES BOTIA will be responsible, pro rata, for its percentage of participation within the present contract for the costs of the studies and environmental monitoring required by the competent environmental authority (CORPOBOYACA) for the mining titles 010-91, FI6-142, HD5-081 and 748T, in the case of the rights and obligations of these last two, they remain the responsibility of Mr. MILTON HAWERD CUBIDES BOTIA and will be assigned to CCP under the conditions reviewed in the present contract.

ELEVENTH CLAUSE. CCP will be responsible for the topographic survey of the surface which will serve as a basis for the determination of the extension of the lands required by the mining project. The Mining Operator will be held responsible for determining and locating the extension of the terrain needed to carry out the mining work and will submit for approval, the corresponding purchase to the Contractors. They will approve the necessary budget and will make the required payments, as is described in the Fifth Clause of this contract.

TWELVE CLAUSE. Determination of the Current Production, (Cp). The parties have agreed to nominate the company Alfredo Isaza Ingenieros to proceed to determine the capacity of the current production of the mine once the underground topographic survey of all the mining works advanced until the signing of the current agreement, for this purpose all the conditions of the existing infrastructure, the installed capacity of production and transportation of the current excavations, the current level of personnel and the statistics of production over recent years will be taken into account as well as all conditions that may help to determine the real potential of the current production of the mine.

PARAGRAPH: This level will be referred to hereinafter as Current Production or (Cp) and will be binding for the parties. The cost of the future work for the consultant Alfredo Isaza Villa, Engineering Consultants, will be assumed in total by CCP.

THIRTEENTH CLAUSE. Development of the Mining Project. The development of the mining project will be made in two phases, namely:

RUKU 1

1.	Construction of additional infrastructure Stage. Comprehends a period of a maximum of six (6) months from the date of signing the current agreement, and in which the construction of the additional infrastructure will be carried out in order to improve the operational conditions of the mine and in particular its safety conditions, with the purpose of increasing the current production, Cp, up to an approximate level of 3,500 tpm.

2.	Expansion Stage: Is the period following the construction stage, characterized by a progressive increase in production from the current values, Cp, until the previously indicated level, meaning, 3,500 tpm.

RUKU 2

3.	Future Development Stage: This stage is comprised of planning, design and construction of a mechanized mine with a capacity to reach levels of production equal to or higher than 8,000 tpm. To this purpose, it is necessary to complete the geological exploration, modification, environmental licenses, the mining plan and construction of new infrastructure.

FORTEENTH CLAUSE. Percentage distribution of production. The production of the mine, discounting the royalties, taxes, duties, contributions and in general any obligation of the Contractors which will be distributed in accordance with the development stages as follows:

a)	Construction of additional infrastructure Stage. During this stage the production of the mine will be distributed at 70% for CCP and 30% for Mr. MILTON HAWERD CUBIDES BOTIA, but in all cases, the part corresponding to the latter will not be less than the result of multiplying by 0.3 the Current Production, Cp.

b)	Expansion Stage. During this stage the production of the mine will be distributed at 70% for CCP and 30% for Mr. MILTON HAWERD CUBIDES BOTIA, but in all cases, the part corresponding to the latter will not be less than the Current Production, Cp.

c)	Future Development Stage. During the future development stage the production of the mine will be distributed at 70% for CCP and 30% for Mr. MILTON HAWERD CUBIDES BOTIA, but in all cases, the part corresponding to the latter will not be less than the Current Production, Cp.

FIFTHTEENTH CLAUSE. Assignment. In the event that any of the Parties decide to assign, sell or transfer to any title, the rights derived from the present contract, they must have explicit and written consent from the other party.

SIXTEENTH. Unilateral Termination and Liquidation of the Business Collaboration Contract. - Any Party is entitled to terminate the business collaboration contract at any time, provided they are subject to the following rules:

1. On the part of Mr. MILTON HAWERD CUBIDES BOTIA:

1.1 Notify CCP of his intention to terminate the Business Collaboration Contract with a minimum of ninety (90) days from the date established for termination, in which event it will be understood that the co-title holder relinquishes participation in the titles which are the object of the present contract.

1.2 Mr. MILTON HAWERD CUBIDES BOTIA should offer for sale his participation in the titles which are the object of the current contract to CCP and the first option to acquire and pay the value of assets of the corresponding mining project, and the net of outstanding obligations pending to his office, until the effective termination date of the contract.

1.3 In the event of failure to reach an agreement on the value of the mining titles, the Parties agree to appoint a third party as an independent arbitrator whose concept is binding for them.

2. On the part of CCP:

2.1 Notify Mr. MILTON HAWERD CUBIDES BOTIA of its intention to terminate the Business Collaboration Contract with a minimum of ninety (90) days from the date set for termination, in which event it will be understood that the co-title holder relinquishes participation in the titles which are the object of the present contract.

2.2 Once the deadline indicated in the preceding paragraph has passed, CCP may suspend all capital payments that had previously been approved by the Contractors.

2.3 CCP should offer for sale its participation in the titles which are the object of the current contract to Mr. MILTON HAWERD CUBIDES BOTIA and the first option to acquire and pay the value of assets of the corresponding mining project, and the net of outstanding obligations pending to its office, until the effective termination date of the contract.

2.4 In the event of failure to reach an agreement on the value of the mining titles, the Parties agree to appoint a third party as an independent arbitrator whose concept is binding for them.

PARAGRAPH: The unilateral termination of this contract entitles Mr. MILTON HAWERD CUBIDES BOTIA to demand delivery of the studies completed on the contract areas 010-91, FI6-142, HD5-081 and 748T.

SEVENTEENTH CLAUSE.- PERMITS AND EASEMENTS. - In order to ensure compliance with the commitments of this present agreement, Mr. MILTON HAWERD CUBIDES BOTIA, agrees to obtain permissions from the owners for access to the land required for the activity of exploration.

EIGHTEENTH CLAUSE. Force Majeure.- If for reasons of force majeure, CCP or Mr. MILTON HAWERD CUBIDES BOTIA cannot meet its obligations of the current agreement, they shall be exempt from any liability and will have their compliance of obligations suspended which are due in that period, as long as the causes that led to the suspension still exist. Once the causes which gave place to the suspension of the contract are overcome it is obligatory to comply with the obligation in the terms agreed prior to the suspension, respecting the terms reviewed at the time of the suspension of the contract.

18.1 It is understood that in the case of force majeure for the effect of the current agreement, not only what is stated by Colombian law, but additionally and particularly to the title, including, but not limited to: situation of alteration of public order, laws, regulations or new decrees issued by the mining, environmental, departmental, municipal or any other kind of authorities, actions or non-actions on the part of civil, military, administrative, judicial authorities, fires, explosions, flooding, other natural disasters, insurrections, civil disturbances and all circumstances alien to the will of the parties which make impossible the continuation of any mining activities in the areas of the contracts 010-91, FI6-142, HD5-081 and 748 T.

18.2 To invoke force majeure the affected party should notify the other party the occurrence of the event as soon as it is aware and realizes that the same impedes the execution of the current agreement or the mining concession contract, likewise, such party is obliged to notify the other party immediately when the causes or effects that led to the suspension of obligations disappears.

NINETEENTH CLAUSE - Applicable Laws and Arbitration Clause.- This agreement will be governed and interpreted in accordance with the laws of the Colombian Republic. The parties will seek to resolve in a fast, agile and direct manner the differences and discrepancies that arose from the interpretation, development, execution or termination of the current agreement. For this effect, they will turn to the use of alternative dispute resolution of contractual disputes reviewed by the law: conciliation, the amicable settlement or transaction for a period not exceeding ninety days from when the difference or dispute occurred. In the case that it is not possible to solve the disputes through the use of these mechanisms in the indicated term, the divergence will be definitively resolved by applying the rules of conciliation and arbitration of the Chamber of Commerce of Bogotá, by a tribunal of arbitration which will rule on law and shall consist of three arbitrators, two assigned by mutual agreement of the parties in contention and the third appointed by the Chamber of Commerce of Bogotá.

TWENTIETH CLAUSE. ADDRESS. - Both parties indicate the address of this contract as the Capital District of Bogotá, Department of Cundinamarca.

TWENTY FIRST CLAUSE. NOTIFICATIONS Any communication required or which must be sent to the parties in regard to this contract shall be by registered mail or personally delivered to the following persons and addresses:

Mr. MILTON HAWERD CUBIDES BOTIA.

Address: Carrera 8º A No. 16-35 de Sogamoso (Boyacá)

Cell Phone: 3214535976

Contact: MILTON HAWERD CUBIDES BOTIA

COLOMBIA CLEAN POWER S.A.S.

Address: 100 número 8 A-55 Torre C oficina 315. Bogotá D.C.

Telephone: 7432090

Contact: Carlos Julio Soto Vásquez: csoto@colombiacleanpower.com.

Any notice shall be deemed to have been sent and received:

21.1 If delivery is personal, and is made on a non-working day to the receiving party, if that day is not a business day such notification is deemed to have been given and received on the first working day following the day of personal service;

21.2 If made by registered mail, then the first working day following the expiration of five (5) business days following the date of sending.

21.3 In the case of sending by a facsimile transmission and it is successfully transmitted before 4:00pm on a business day where the receiving party is located, then in that business day, and if transmitted after 4:00pm then the first working day following the date of transmission.

21.4 In the case of sending by email and it is successfully transmitted before 4:00pm on a business day where the receiving party is located, then in that business day, and if transmitted after 4:00pm then the first working day following the date of transmission.

21.5 For all purposes of this clause the parties may make the notification by any of the alternatives listed here, but in all cases the terms begin to be valid from the first which is used.

TWENTY SECOND CLAUSE - AMENDMENTS: This present agreement may only be amended by a document signed by the parties or their duly authorized representatives.

TWENTY THIRD CLAUSE. ENTIRE AGREEMENT: This document contains the entire agreement between the parties and supersedes any prior stipulation, verbal or written, between the parties of the same nature and concept, from the date of its completion.

TWENTY FOURTH CLAUSE. - CONFIDENCIALITY – INFORMATION OBTAINED DURING THE CONTRACT. - The parties agree to keep under strict confidentiality, all information or documentation which they may have access to as consequence of the nature of the present contract. Therefore, they will limit the disclosure of information exclusively to personnel who may require such knowledge contained within the same (and in the case of subsidiaries, to their personnel) and will notify their employees of the obligations herein explained and the information will only be used for the purposes hereof. The Parties shall: 1. - Not disclose the current Agreement or the related information agreed, without prior written approval or from an authorized representative. 2. Carefully protect such mentioned information to avoid non authorized disclosure, exercising the same degree of care used to protect their confidential information. Nevertheless, the parties declare knowledge and understanding that due to the fact that CCP is a subsidiary of a public association of the United States of America, they may be required to disclose the terms of this negotiation. In the event of carrying out a partial assignment of the mining titles 010-91, FI6-142, HD5-081 and 748T, and the contract of Association between CCP and Mr. MILTON HAWERD CUBIDES BOTIA the current agreement may be made available to the public and consequentially, confidentiality will only be implied to the technical and geological information regarding the deposits known by the parties as well as the private information deemed by the law.

TWENTY FIFTH CLAUSE. ENFORCIBILITY: The parties state that the present agreement will remain in force and binding until the date of completion of the mining concession contracts, the subject of the present agreement and its respective extensions, or at the time of mutually deciding to amend it.

TWENTY SIXTH CLAUSE: Indemnities

26.1 mR. MILTON HAWERD CUBIDES BOTIA agrees to indemnify and hold harmless CCP, its personnel, directors, agents and executives against all loses, expenses, costs, damages etc. which it may suffer or incur directly or indirectly by any of them, which may arise in connection with any procedure, action or claim executed by a third party due to an infraction related to Know How: received bills, paid bills, violation of any declaration or guarantee granted by Mr. MILTON HAWERD CUBIDES BOTIA of any law, statute, rule, regulation, bylaw, administrative instruction and any other enactment relevant to the activities of the same, by virtue of, or in relation to the administration, management, financing, legal conformities, sanctions, litigations, taxes, work issues, pension state scheme etc; and other actions, things, declarations which may have impact on the present and/or future operations, business and/or good will of Mr. MILTON HAWERD CUBIDES BOTIA.

26.2 CCP may, at its own discretion, decide to initiate any legal action arising or related to the statements made by Mr. MILTON HAWERD CUBIDES BOTIA in this contract; and if CCP decides to initiate an action to give compliance to any of the statements it may introduce a legal action against any of the parties of Mr. MILTON HAWERD CUBIDES BOTIA, together, in collaboration or however it may consider suitable.

26.3 CCP agrees to indemnify and hold harmless Mr. MILTON HAWERD CUBIDES BOTIA, his personnel, directors, agents and executives against all loses, expenses, costs, damages etc. which he may suffer or incur directly or indirectly by any of them, which may arise in connection with any procedure, action or claim executed by a third party due to an infraction related to Know How: received bills, paid bills, violation of any declaration or guarantee granted by CCP of any law, statute, rule, regulation, bylaw, administrative instruction and any other enactment relevant to the activities of CCP, by virtue of, or in relation to the administration, management, financing, legal conformities, sanctions, litigations, taxes, work issues, pension state scheme etc; and other actions, things, declarations which may have impact on the present and/or future operations, business and/or good will of CCP.

26.4 Mr. MILTON HAWERD CUBIDES BOTIA may, at his own discretion, decide to initiate any legal action arising or related to the statements made by CCP in this contract; and if Mr. MILTON HAWERD CUBIDES BOTIA decides to initiate an action to give compliance to any of the statements it may introduce a legal action against any of the parties of CCP, together, in collaboration or however he may consider suitable.

TWENTY SEVENTH CLAUSE. All the terms and dispositions which have or have not been expressed in this Contract will be binding for the parties, which will be beneficial for them and will be executed by the same or its legal representatives and/or successors.

TWENTY EIGHTH CLAUSE. Except as otherwise provided by this document, each Party of this Contract should bear its respective expenses incurred in relation with the preparation, development and execution of this contract and the transactions contemplated herein, including all fees and expenses of agents, representatives, advisors, intermediaries, lawyers and accountants.

In witness that the above document fully comprises the will of both involved Parties, signed in the city of Bogotá, on August 22, 2011, in three identical copies.

/s/ James Albert Flores

JAMES ALBERT FLORES

Passport No. 209834913

Legal Representative

COLOMBIA CLEAN POWER SAS

/s/ Carlos Julio Soto Vasquez

CARLOS JULIO SOTO VASQUEZ

C.C. 70.045.125 of Medellín

Legal Representative

COLOMBIA CLEAN POWER SAS

/s/ Milton Hawerd Cubides Botia

MILTON HAWERD CUBIDES BOTIA

C.C. 19.417.029 of Bogotá

Title Holder of Mining Contracts